Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of North American Palladium Ltd.

We consent to the incorporation by reference in this Registration Statement on Form F-10 of our report to the shareholders of North American Palladium Ltd. (the “Company”) dated February 23, 2012 on the consolidated financial statements of the Company, which comprise the consolidated balance sheets of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for the years ended December 31, 2011 and December 31, 2010 and notes, comprising a summary of significant accounting policies and other explanatory information.

/s/  KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 21, 2012